Filed Pursuant to Rule 433

Registration No. 333-177949

October 8, 2013

CFC Member Capital Securities

CFC Member Capital Securities (MCS) allow members to invest in CFC, strengthen our capital base, and support our ability to provide funding in the future.

Features

CFC voting members that hold existing CFC securities may invest in MCS.

Members who do not currently own CFC securities can fulfill this requirement by purchasing CFC Commercial Paper or CFC Medium-Term notes.

The minimum investment in MCS is $25,000 with additional increments of $5,000.

The interest rate is set at the time of purchase; the current MCS interest rate is available on the Members’ Extranet.

MCS investments settle three business days after the trade date (therefore, orders must be placed three business days prior to the target settlement date).

Interest is paid semiannually via federal wire transfer on April 1 and October 1, or the next business day.

Notes are issued in the name of the investing CFC member and maintained in a safekeeping account at CFC’s trustee, U.S. Bank National Association.

MCS may be transferred to another voting member of CFC only with CFC’s prior written approval.

Investments in MCS do not count against the RUS-imposed 15-percent investment limit.

Benefits

We treat MCS as equity in calculating your debt-to-equity ratio.

Investments in MCS help CFC maintain a strong members’ investment position.

Every $125 million members invest in MCS may help CFC provide up to $1 billion in future financing.

How to Invest

Call CFC’s Capital Markets Desk at 800-424-2954, ext. 1750 8 a.m.-4:45 p.m. Eastern Time or on the MCS settlement date, wire transfer funds along with you system’s name and CFC ID number to CFC’s account at U.S. Bank, or use CFC’s Paying Agent Service to transfer CFC Commercial Paper or CFC Daily Fund investments to MCS.

Your regional vice president or associate vice president can provide additional information and help you determine an appropriate investment amount.

Issuer	National Rural Utilities Cooperative Finance Corporation (CFC)

Offerees	CFC voting members

Minimum Investment	$25,000; multiples of $5,000 in excess thereof

Price of Certificate	100 percent of principal

Maturity	30 years

Restriction on Purchase and Transfer	Member Capital Securities can be transferred to a CFC voting member with CFC’s prior written consent.

Ratings	Member Capital Securities are not rated.

Voting Rights	Member Capital Securities do not contain voting rights.

Listing	Member Capital Securities are not and will not be listed.

Optional Redemption	Callable by CFC, in whole or in part, at any time after ten years from the date of issuance at 100 percent of the principal amount to be redeemed together with accrued and unpaid interest to the redemption date.

Interest Rate

The interest rate may be either fixed or floating for the term of the investment. Currently, a fixed option is available at 5.0 percent.

The interest rate is based on a 360-day year of 12 30-day months (30/360).

Interest Payments	Each April 1 and October 1 and at maturity. If an interest payment date falls on a non-business day, the interest will be paid on the succeeding business day.

Record Dates	March 15 September 15

Subordination

Member Capital Securities are subordinated to:

•     Senior indebtedness of CFC

•     Subordinated indebtedness holdable by or transferable to non-members of CFC

Member Capital Securities rank equally with:

•     CFC member subordinated certificates

Payment Restriction

Payments will not be made in the event of:

•     Default by CFC in payment of principal or mandatory prepayments of or premium, if any, sinking funds or interest on any senior indebtedness or subordinated indebtedness; or,

•     An event of default (other than a default in the payment of principal, premium, if any, mandatory prepayments, sinking funds or interest) with respect to any senior indebtedness or subordinated indebtedness as defined herein or in the instrument under which the same is outstanding permitting the holders thereof (or of the indebtedness secured thereby) to accelerate the maturity thereof (or of the indebtedness secured thereby), and such event of default shall not have been cured or waived or shall not have ceased to exist.

Interest Deferral Options

•     Interest on Member Capital Securities can be deferred for up to 10 consecutive interest payment periods.

•     Interest that has accrued and not been paid must be paid in full at the end of the deferral period.

•     During a deferral period, CFC may not declare or make any payment in regard to a member’s subordinated certificate, equity or patronage capital.

•     Additional deferral of interest may be made before the termination of any deferral period, as long as it does not exceed 10 consecutive interest payment periods or exceed the maturity of the Member Capital Securities.

•     Upon payment of all amounts due and the deferral period’s termination, CFC can select a new deferral period based on the parameters above.

Interest Rate Deferral Notice	Member Capital Securities holders will be given 10 business days’ notice before the earlier of: • Next interest payment date • Required notice date of record or payment of interest

CFC Member Capital Securities

Frequently Asked Questions

Question	Why is CFC calling the Member Capital Securities?
Answer

When we began issuing Member Capital Securities (MCS) in 2008, access to funding was very tight and the cost of capital in the markets was significantly higher; therefore, CFC offered an interest rate of 7.5 percent on the MCS it issued at that time.

Today, with the more accessible credit markets, CFC is able to obtain funding at much lower interest rates. It just doesn’t make good business sense for us to continue to pay interest at 7.5 percent on these securities.

Question	Why now?
Answer

The MCS we began offering in 2008 become redeemable at CFC’s option on the five-year anniversary of issuance. We are redeeming the MCS to eliminate the need to pay such a high rate of interest on the funds received from the sale of those securities.

Question	My system purchased MCS before to help CFC meet future financing needs. Does CFC still need my help?
Answer

Yes. Your purchase of the new MCS will help CFC maintain a strong member investment position, which is viewed favorably by banks, investors and the credit rating agencies.

Unlike publicly traded, stock-owned companies, CFC’s ability to raise equity is limited. Like other cooperatives, we rely on our members for the equity capital that reduces our adjusted debt-to-equity ratio, expands our funding capacity and helps to ensure we are prepared to meet the future financing needs of our members.

Question	What are the key differences with the new issuance of MCS?
Answer

The MCS we began offering in 2008 had an interest rate of 7.5 percent, matured in 35 years and became redeemable at CFC’s option at par five years from issuance.

The new MCS (Series 2013) will have an interest rate of 5 percent, mature in 30 years and become redeemable at CFC’s option at par 10 years from issuance.

Please read the term sheet and prospectus supplement for more details.

Question	How are the securities being redeemed?
Answer	Notices are being sent by U.S. Bank, the trustee for the MCS, to all holders of MCS at least 30 days before the eligible call date. The notice informs investors that the notes are being redeemed and specifies the date the redemption will occur. The MCS will be redeemed automatically on the redemption date specified in the notice.

Question	Can my system roll over the principal from the MCS being redeemed to the new MCS?
Answer

Yes. Around the same time you receive the redemption notice from the U.S. Bank trustee, you also will receive an information packet from CFC.

If you wish to reinvest your MCS funds in the new MCS (Series 2013), you simply need to indicate your decision on the Reinvestment Election Form in the MCS packet that you receive from CFC—which includes the term sheet for the new MCS, these Frequently Asked Questions and a new prospectus supplement—and return it to CFC prior to the redemption date indicated in the notice of redemption received from the trustee.

The Reinvestment Election Form offers two choices for the outstanding MCS principal amount:

•      Return the principal amount to the system’s bank account via wire transfer on the redemption date or

•      Invest the entire principal amount in new MCS on the redemption date.

Select the second option to invest in the new MCS. You will still receive a wire transfer for the interest earned but not yet paid on the outstanding MCS.

Question	Why would my system want to reinvest in new MCS rather than investing in another CFC product?
Answer

The 5-percent interest rate on the new MCS (Series 2013) is greater than the current rates offered on the CFC Daily Liquidity Fund, Commercial Paper or Select Notes. Additionally, the new MCS offer an extended noncall period of 10 years, so your investment cannot be redeemed for a decade.

Also, an MCS investment is viewed more favorably by CFC’s rating agencies, which give CFC partial equity credit for MCS investments. In these regards, the MCS investment is better for both the member and CFC.

Question	What if my system chooses not to reinvest?
Answer

If you don’t want to reinvest your MCS funds on the redemption date, you can use the Reinvestment Election Form to select that you want the principal amount sent to your system’s bank account.

Not returning a Reinvestment Election Form to CFC will have the same effect as an election to have the principal amount returned to your bank account via wire transfer on the redemption date.

Question	How will my money be returned?
Answer

U.S. Bank will make a wire transfer to your bank account on file with CFC on the redemption date, which is five years from the original issue date.

The amount transferred will be the original principal investment amount plus interest accrued since the last semiannual payment.

Question	What if my system’s bank account has changed?
Answer	It is very important that you review the designated bank account information provided on the Reinvestment Election Form from CFC in case it has changed since the last semiannual interest payment. If it has changed, you should contact CFC immediately to update your information.

Question	We’re an RUS borrower. Is reinvestment in the new MCS allowed under RUS rules?
Answer	Yes it is.

Question	Can we sell or transfer the new securities to others?
Answer	CFC Member Capital Securities may be transferred to voting members of CFC only with CFC’s prior approval.

If you have additional questions about the MCS redemption, please contact your CFC regional vice present or your associate vice president in Virginia at 800-424-2954.

CFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents CFC has filed with the SEC for more complete information about CFC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can get a free copy of these documents by calling 800-424-2954, ext. 1750, or by visiting www.nrucfc.coop.